SCHEDULE 14C INFORMATION
INFORMATION STATEMENT PURSUANT TO SECTION 14(c) OF THE SECURITIES EXCHANGE ACT OF 1934

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CORONADO EXPLORATIONS LTD.
(Name of Registrant as Specified in Its Charter)

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CORONADO EXPLORATIONS LTD.
6265 South Stevenson Way
Las Vegas, Nevada 89120
(702) 450-1600

Preliminary Information Statement
Pursuant to Section 14 of the Securities Exchange Act of 1934,
as amended, and Regulation 14C and Schedule 14C thereunder.

**We are <u>not</u> asking for a Proxy
and you are requested <u>not</u> to send us a Proxy**

INTRODUCTION

This information statement (the "Information Statement") was mailed on or about ___, 2002 to the stockholders (the "Stockholders") of record on April 25, 2002 of Coronado Explorations Ltd., a Delaware corporation (the "Company") in connection with certain actions taken by the Company pursuant to the Written Consent of the Majority Stockholders (the "Written Consent") of the Company, dated April 18, 2002. The actions taken pursuant to the Written Consent concerned; (a) Change of Name of the Company from Coronado Explorations Ltd. to Naturol Holdings Ltd.; (b) Change of the year end to 12/31 from 1/31; (c) amend and restate the Company's Bylaws; (d) authorize an Option Plan for two million (2,000,000) shares of common stock; and (e) reverse split the Company's issued and outstanding common stock on a 1 for 5 basis.

**This is <u>not</u> a notice of a meeting of stockholders and no
stockholders' meeting will be held to consider any matter described herein.**

CORONADO EXPLORATIONS LTD.
6265 South Stevenson Way
Las Vegas, Nevada 89120
(702) 450-1600

Preliminary Information Statement
Pursuant to Section 14 of the Securities Exchange Act of 1934,
as amended, and Regulation 14C and Schedule 14C thereunder.

CORONADO EXPLORATIONS LTD.
Notice of written consent of stockholders in lieu of
special meeting of stockholders to be effective _____, 2002

_____, 2002

TO OUR STOCKHOLDERS:

Notice is hereby given that the following actions are planned to be taken pursuant to Written Consent of the Majority Stockholders of Coronado Explorations Ltd.:

1. The change of the Company's name to Naturol Holdings Ltd., effective as of the filing of an amendment to the Company's Certificate of Incorporation with the Delaware Secretary of State;
2. Change of the Company's reporting year end to December 31 for the year 2002 and thereafter;
3. Amend and restate the Company's Bylaws;
4. Authorization to adopt a Stock Option Plan for Two Million (2,000,000) shares of common stock; and
5. Reverse split the Company's issued and outstanding common stock on a 1 for 5 basis.

The following is a summary of the actions to be taken by the Company and is not meant to be complete and exhaustive. You are encouraged to read the attached information statement, including its exhibits, for further information regarding the actions.

Action 1-   Name Change to Naturol Holdings Ltd.:

As a result of a change in our business focus and plan to become a holding company for technologies related to the extraction of Oils and Bioactive compounds from natural materials our Board of Directors believes it is important that our corporate name be reflective of our future business enterprise. Accordingly, on April 18, 2002, our Board unanimously approved "Naturol Holdings Ltd." as our corporate name which requires amendment of our Certificate of Incorporation. A copy of the amendment to our Certificate of Incorporation is attached to the information statement as Exhibit A.

Action 2-   Change of year end from 1/31 to 12/31:

The board of directors has approved a change in year end to harmonize the release of the Company's quarterly and annual financial statements and operating results with the release of similar information by the majority of the companies in its industry.

1

Action 3- <u>Amend and restate the Company's Bylaws</u>:

The Company's Bylaws will be amended and restated to change the number of directors, change the Company's year end to 12/31 and update, expand and provide greater detail to the Bylaws to further define the manner by which the Company will be governed. A copy of the amended and restated bylaws are attached to the information statement as Exhibit B.

Action 4- <u>Option Plan for Two million (2,000,000) shares of common stock</u>:

The option plan is intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of Common Stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future. A copy of the option plan is attached to the information statement as Exhibit C.

Action 5- <u>Reverse Split of the Company's common stock on a 1 for 5 basis</u>:

The Board of Directors has approved an amendment to the certificate of incorporation that would affect a reverse stock split of the outstanding common stock on a 1 for 5 basis. An increase in per share price of the Company's common stock, which the Company expects as a consequence of the reverse stock split, may enhance the acceptability of the common stock to the financial community and the investing public and potentially broaden the investor pool from which the Company might be able to obtain additional financing. A copy of the Amended Certificate of Incorporation is attached to the information statement as Exhibit A.

The Board of Directors has fixed the close of business on April 25, 2002, as the Record Date for determining the Stockholders entitled to Notice of the foregoing.

The Company has asked brokers and other custodians, nominees and fiduciaries to forward this Information Statement to the beneficial owners of the Common Stock held of record by such persons and will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

This Information Statement will serve as written Notice to stockholders pursuant to Section 222 of the Delaware General Corporation Law (the "DGCL").

**This is <u>not</u> a notice of a meeting of stockholders and no
stockholders' meeting will be held to consider any matter described herein.**

By order of the Board of Directors,
/s/ Paul McClory
Paul McClory
Chairman of the Board

CORONADO EXPLORATIONS LTD.

Information Statement
Relating to written consent of stockholders in lieu of
a special meeting of stockholders effective _____, 2002

This Information Statement is being furnished by the Board of Directors of Coronado Explorations Ltd., a Delaware corporation ("Coronado" or the "Company"), to the holders of the outstanding shares of the Company's common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), at the close of business on April 25, 2002, (the "Record Date"), in connection with the approval of the following corporate actions: (a) Change of Name of the Company from Coronado Explorations Ltd. to Naturol Holdings Ltd.; (b) Change of the year end to 12/31 from 1/31; (c) amend and restate the Company's Bylaws; (d) authorize an Option Plan for two million (2,000,000) shares of common stock; and (e) reverse split the Company's issued and outstanding common stock on a 1 for 5 basis.

Only stockholders of record at the close of business on the Record Date are entitled to notice of the foregoing actions. As of the Record Date, 75,000,009 shares of Common Stock were issued and outstanding. Each share of Common Stock held of record on the Record Date represents one vote for purposes of determining whether a majority of the issued and outstanding shares have approved and adopted the foregoing actions.

On April 18, 2002, the Board of Directors of Coronado unanimously approved the following corporate actions: (a) Change of Name of the Company from Coronado Explorations Ltd. to Naturol Holdings Ltd.; (b) Change of the year end to 12/31 from 1/31; (c) amend and restate the Company's Bylaws; (d) authorize an Option Plan for two million (2,000,000) shares; and (e) reverse split the Company's issued and outstanding common stock on a 1 for 5 basis. The holder of a majority of the outstanding shares of Common Stock also approved these actions by written consent as of April 18, 2002. Accordingly, your consent is not required and is not being solicited in connection with the foregoing actions.

DISSENTERS' RIGHTS

Under the DGCL, the change of the Company's name, change of year end, amendment and restatement of the Bylaws, authorization of Option Plan, and reverse split of the issued and outstanding common stock does not require the Company to provide dissenting Stockholders with a right of appraisal and the Company will not provide Stockholders with such a right.

INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS ACTED UPON

The Company is not aware of any interest that would be substantially affected through the change of the Company's name, change of the year end to 12/31, amending and restating the Bylaws, authorization of Option Plan, or reverse splitting the issued and outstanding common stock, whether adversely or otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the Record Date, the Company's authorized capitalization consisted of 200,000,000 shares of Common Stock, par value $.001 per share. As of the Record Date, there were 75,000,009 shares of

Common Stock outstanding, all of which were fully paid, non-assessable and entitled to vote. Each share of Common Stock entitles its holder to one vote on each matter submitted to the Stockholder.

MATTERS VOTED UPON:

Effective April 18, 2002, the Board of Directors of Coronado approved the following items: (a) Change of Name of the Company from Coronado Explorations Ltd. to Naturol Holdings Ltd.; (b) Change of the year end to 12/31 from 1/31; (c) amend and restate the Company's Bylaws; (d) authorize an Option Plan for two million (2,000,000) shares; and (e) reverse split the Company's issued and outstanding common stock on a 1 for 5 basis. The holder of a majority of the outstanding shares of Common Stock also approved these actions by written consent as of April 18, 2002. The Company anticipates filing the amendment to the Certificate of Incorporation with the Delaware Secretary of State on or about _____, 2002. A copy of the amendment to the Certificate of Incorporation being filed with the Delaware Secretary of State is attached hereto as Exhibit A. A copy of the amended and restated Bylaws are attached hereto as Exhibit B. A copy of the Option Plan adopted by the Board of Directors and approved by the holders of a majority of the outstanding shares of Common Stock is attached hereto as Exhibit C.

<u>Amended Certificate of Incorporation being filed with the Secretary of State, State of Delaware</u>:

On January 17, 2002, pursuant to a reverse triangular merger, Naturol, Inc. became our wholly-owned subsidiary. As a result of this merger, our business focus and plan were changed to become a holding company for technologies related to the extraction of Oils and Bioactive compounds from natural materials. Naturol, Inc. plans to operate as the exclusive North American licensee for the purposes of commercializing all plant extraction technologies owned, patented or in development by MGA Holdings Ltd., formerly known as Naturol Limited of the Channel Islands (Jersey). The extraction technology offers a benign, safe, cost effective, high quality alternative to current extraction technologies employed in the global Nutraceutical, Pharmaceutical, Commodity Plant Oils and Food industries.

In connection with the merger our Board of Directors believes it is important that our corporate name be reflective of our future business enterprise. Accordingly, on April 18, 2002, our Board unanimously approved "Naturol Holdings Ltd." as our corporate name which requires amendment of our Certificate of Incorporation, which upon proper filing with the Secretary of State of Delaware, will change our name to "Naturol Holdings Ltd." A copy of the amendment to our Certificate of Incorporation is attached as Exhibit A.

Upon effectiveness of the name change, certificates for shares of the Company's common stock issued under Coronado Explorations Ltd.'s name will continue to represent the same interest in the Company under the new name. **It will not be necessary for stockholders to exchange their company stock certificates, although stockholders may exchange their certificates if they wish, at their sole expense.**

The amendment to the Certificate of Incorporation will be filed on or about _____, 2002 after the expiration of the time period required in 14c-5 of the Securities Exchange Act of 1934.

<u>Change of year end from 1/31 to 12/31</u>:

The Company is proposing to change its year end from 1/31 to 12/31. The basis for the year end change is to harmonize the release of the Company's quarterly and annual financial statements and operating results with the release of similar information by the majority of the companies in its industry.

This will facilitate the comparison of the Company's financial and operating performance to other companies in its peer group.

Amend and restate the Company's Bylaws:

The Company's Bylaws will be amended and restated to change the number of directors, change the Company's year end to 12/31 and update, expand and provide greater detail to the Bylaws to further define the manner by which the Company will be governed.

Authorization to adopt an Option Plan providing for Two million (2,000,000) shares of common stock:

The Company's board of directors adopted the 2002 Stock Option Plan on April 18, 2002. The plan authorizes the Company to issue 2,000,000 shares of common stock for issuance upon exercise of options. The plan is intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of Common Stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future. The Company's board of directors does not have any current intent to issue options under the plan.

Officers (including officers who are members of the Board of Directors), directors (other than members of the Stock Option Committee (the "Committee") to be established to administer the Stock Option Plan) and other employees and consultants of the Company and its subsidiaries (if established) will be eligible to receive options under the planned Stock Option Plan. The Committee will administer the Stock Option Plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the Stock Option Plan.

Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of Common Stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an incentive stock option granted under the Stock Option Plan be less than the fair market value of such Common Stock to which the incentive stock option relates on the date the incentive stock option is granted.

Each option granted under the Stock Option Plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this Plan when some awards may be exercised. In the event of a change of control (as defined in the Stock Option Plan), the date on which all options outstanding under the Stock Option Plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Reverse Split of the Company's common stock on a 1 for 5 basis:

The Board of Directors has approved an amendment to the certificate of incorporation that would affect a reverse stock split of the outstanding common stock on the basis of one share for every five shares currently issued and outstanding. Each five shares of common stock outstanding on the Effective Date (as defined below) will be converted automatically into a single share of common stock. There will not be a change in the par value of the common stock of the Company. To avoid the existence of fractional shares of common stock, if a stockholder would otherwise be entitled to receive a fractional share, the number of shares to be received will be rounded up to the next whole share. The reverse stock split will occur automatically on the Effective Date without any action on the part of stockholders and without regard to the date certificates representing shares of common stock are physically surrendered for new certificates. A copy of the Amended Certificate of Incorporation is attached to this proxy statement as Exhibit A.

Stockholders will hold the same percentage interest in the Company as they held prior to the reverse stock split (subject only to minor variations as a result of the rounding of fractional shares), but their interest will be represented by one-fifth as many shares. For instance, if a stockholder presently owns 100 shares, after the reverse stock split they will own 20 shares (100 divided by 5 equals 20 shares).

An increase in per share price of the Company's common stock, which the Company expects as a consequence of the reverse stock split, may also enhance the acceptability of the common stock to the financial community and the investing public and potentially broaden the investor pool from which the Company might be able to obtain additional financing. Because of the trading volatility often associated with low-priced stocks, as a matter of policy, many institutional investors are prohibited from purchasing such stocks. For the same reason, brokers often discourage their customers from purchasing such stocks. To the extent that the per share price of the common stock increases as a result of the reverse stock split, some of these concerns may be ameliorated.

Additionally, because broker's commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current price per share price of the Company's common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher. On the other hand, if the reverse stock split is implemented, the number of holders of fewer than 100 shares of common stock ("odd-lots") may be increased. Typically, brokerage fees charged on the transfer of odd lots are proportionately higher than those charged on the transfer of 100 or more shares of common stock ("round-lots").

The reduction in the number of outstanding shares of common stock caused by the reverse stock split is anticipated initially to increase the per share market price of the common stock. However, because some investors may view the reverse stock split negatively, there can be no assurance that the market price of the common stock will reflect proportionately the reverse stock split, that any particular price may be achieved, or that any price gain will be sustained in the future.

POTENTIAL DISADVANTAGES TO THE REVERSE STOCK SPLIT

Reduced Market Capitalization. Theoretically, the overall value of the Company will not change as a result of the reverse stock split so that reducing the number of shares outstanding by a factor of five would increase the per share price by a value of five. However, a reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the overall market capitalization of the Company. As a result, there is no mathematical certainty as to the increase in the price per share that might be expected as result of the reverse stock split, and there can be no assurance that the per share price will increase proportionately to the reverse stock split. If the per share price increases by a factor less than the one-for-five reverse stock split, then the overall market capitalization of the Company (its total market value) will be reduced.

Increased Volatility. The reverse stock split will reduce our outstanding common stock to approximately 15,000,002 shares of common stock. Of this amount, 9,931,261 shares are held by officers, directors, and stockholders owning in excess of 10% of the outstanding common stock. This results in approximately 5,068,741 shares held in the public float. This reduced number of shares could result in decreased liquidity in the trading market and potential mismatches between supply and demand in the market for the common stock at any given time, which could result in changes in the trading price unrelated to the activities or prospects of the Company.

Increased Transaction Costs. The number of shares held by each individual stockholder will be reduced to one-fifth of the number previously held if the reverse stock split is approved. This will increase the number of stockholders who hold less than a "round lot," or 100 shares. Typically, the transaction costs to stockholders selling "odd lots" are higher on a per share basis. Consequently, the reverse stock split could increase the transaction costs to existing stockholders in the event they wish to sell all or a portion of their position.

FEDERAL INCOME TAX CONSIDERATIONS

Neither the Company nor its stockholders will recognize any gain or loss for federal income tax purposes as a result of the reverse stock split. This conclusion is based on the provisions of the Internal Revenue Code of 1986 (the "Code"), existing and proposed regulations thereunder, legislative history, judicial decisions, and current administrative rulings and practices, all in effect on the date hereof. Any of these authorities could be repealed, overruled, or modified at any time. Any such change could be retroactive and, accordingly, could cause the tax consequences to vary substantially from the consequences described herein. No ruling from the Internal Revenue Service (the "IRS") with respect to the matters discussed herein has been requested, and there is no assurance that the IRS would agree with the conclusions set forth in this discussion. Accordingly, you should consult with your tax advisor.

This discussion may not address certain federal income tax consequences that may be relevant to particular stockholders in light of their personal circumstances (such as persons subject to the alternative minimum tax) or to certain types of stockholders (such as dealers in securities, insurance companies, foreign individuals and entities, financial institutions, and tax-exempt entities) who may be subject to special treatment under the federal income tax laws. This discussion also does not address any tax consequences under state, local, or foreign laws.

You are urged to consult your tax adviser as to the particular tax consequences to you of the reverse stock split, including the applicability of any state, local, or foreign tax laws, changes in applicable tax laws, and any pending or proposed legislation.

Vote of Stockholders

In accordance with the Delaware General Corporate Law (the "DGCL"), the written consent of a majority of the shares of common stock (at least 37,500,005 shares) in favor of the: (a) change of Name of the Company from Coronado Explorations Ltd. to Naturol Holdings Ltd.; (b) change of the year end to 12/31 from 1/31; (c) amend and restate the Company's Bylaws; (d) authorize an Option Plan for two million (2,000,000) shares of common stock; and (e) reverse split the Company's issued and outstanding common stock on a 1 for 5 basis; was required for the approval of these proposals. The required vote to approve these proposals was obtained by the Company on April 18, 2002, when Willow Holdings, Inc. voted their 49,656,305 shares in favor of the proposals, which vote represented approximately 66% of the outstanding shares of common stock.

This Information Statement is first being mailed on or about _____, 2002. The Company will pay the expenses of furnishing this Information Statement, including the costs of preparing, assembling and mailing this Information Statement. This Information Statement constitutes notice to the Company's stockholders of corporate action by stockholders without a meeting as required by Section 228(d) of the DGCL.

The date of this Information Statement is _____, 2002.

SECURITY OWNERSHIP OF OFFICERS, DIRECTORS AND BENEFICIAL HOLDERS

The following table sets forth the beneficial ownership of the Company's common stock of each beneficial owner of more than 5% of the common stock, director, officer, and all directors and officers of the Company as a group:

Name of Owner (1)	Number of Shares (1)	Percent Of Class (2)
Willow Holdings, Inc. (3)	49,656,305	66%
Paul McClory, President and Chairman of the Board (4)	49,656,305	66%
Isaac Moss, Secretary/Treasurer and director	0	0%
Michael J. Ram, director	0	0%
Michael Davenhill, director	0	0%
Officers and Directors as a Group	49,656,305	66%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).

(2) Figures are rounded to the nearest percentage.

(3) Willow Holdings, Inc. acquired their shares on January 17, 2002 as part of the reverse triangular merger. Willow Holdings, Inc. was the majority stockholder of Naturol, Inc. Willow Holdings, Inc. provided the majority vote necessary to effectuate all of the actions stated in this Information Statement.

(4) Mr. McClory has the power to direct the voting of Willow Holdings, Inc.'s shares.

OFFICERS AND DIRECTORS OF THE COMPANY

The members of our board of directors serve for one year terms and are elected at the next annual meeting of shareholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors. Information as to the directors and executive officers are as follows:

Name	Age	Positions and Offices held
Paul McClory	61	CEO, President, Chairman and Director
Isaac Moss	49	Secretary, Treasurer and Director
Michael J. Ram	61	Director
Michael Davenhill	60	Director, Chief Financial Officer

Paul G. McClory, age 61**,** is Chairman of the Board & Chief Executive Officer of the Company. Mr. McClory is the founder of Naturol, Inc. and Naturol Limited. Since founding Naturol Limited in 1998, Mr. McClory has been striving to develop alternative innovative, cost effective proprietary technology for the extraction of valuable essential oils and bio active compounds from plants for the pharmaceutical, nutraceutical, flavor and fragrance industries. Mr. McClory has a background in international business and bringing environmental and other technologies to commercial reality. Mr. McClory was a founding director and shareholder of Advanced Material Resources, currently listed on the Toronto Stock Exchange. In 1990 Mr. McClory founded North American Tire Recycling which was taken over by a NASDAQ listed company in 1992.

Isaac Moss, age 49, is Secretary/Treasurer and a Director of the Company. For the past ten years Isaac Moss has specialized in providing investment banking and strategic business advisory services, initially as an independent consultant, and more recently under Securities Trading Services, Inc. of Geneva, Switzerland. Mr. Moss is a graduate of the University of Cape Town and has a Bachelor of Social Science, Masters Degree in Public Administration, and a post-graduate business qualification.

Michael J. Ram, age 61**,** is a Director of the Company. Dr. Ram received his B.S. from Lafayette College, and his M.S. and D.Sc in chemical engineering from New Jersey Institute of Technology. He obtained his law degree from Seton Hall Law School in 1972, and has been practicing in the field of intellectual property law since 1973. Dr. Ram, holder of more than 20 U.S. patents, is admitted to practice before the United States Patent & Trademark Office and the state bars of California, New York, and New Jersey. Prior to entering private practice, Dr. Ram was a Senior Research Engineer with Celanese Research Company, Patent Counsel and Director of Technical Liaison for C.R.Bard, Inc.; Vice President of Research & Development for Starr Surgical; and General Counsel for Kabi Pharmacia Ophthalmics, Inc. From 1992 to 1997 he was Senior Counsel with Loeb & Loeb and from 1997 to 1999 he was a partner of Arant, Kleinberg, Lerner & Ram, both of which were Los Angeles law firms. Since 1999 he has been Senior Counsel with Koppel & Jacobs.

Michael Davenhill, age 60, is a Director and Chief Financial Officer of the Company. From February 1990 to present, Mr. Davenhill has been self employed as a financial consultant specializing in the development of embryonic companies with potential, in need of resources and possible hands-on operational financial assistance. Additionally, Mr. Davenhill currently is a director of FAS International Limited, which is quoted on the Canadian Venture Exchange. Michael Davenhill has had a forty-year career in the area of financial management with some major multinational corporations. He has held the position of Senior Executive in the Financial Section of the Unilever Corporation, Financial Controller Schlumberger Limited - Dow Chemical joint venture, Chief Financial Officer Schlumberger Limited Africa Division, Financial Director Teleco Inc. - Elf Aquitaine venture, a division of Schlumberger Limited, Financial Director J. Walter Thompson Group Ltd. and Financial Director Benton & Bowles, Marshall Cavendish. Mr. Davenhill has a Masters Degree from Oxford University.

There are no family relationships between any of the above persons

2002 STOCK OPTION PLAN

The Company's 2002 Stock Option Plan authorizes the Company to issue 2,000,000 shares of common stock for issuance upon exercise of options. The plan is intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of Common Stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Officers (including officers who are members of the Board of Directors), directors (other than members of the Stock Option Committee (the "Committee") to be established to administer the Stock Option Plan) and other employees and consultants of the Company and its subsidiaries (if established) will be eligible to receive options under the planned Stock Option Plan. The Committee will administer the Stock Option Plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the Stock Option Plan.

Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of Common Stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an incentive stock option granted under the Stock Option Plan be less than the fair market value of such Common Stock to which the incentive stock option relates on the date the incentive stock option is granted.

Each option granted under the Stock Option Plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this Plan when some awards may be exercised. In the event of a change of control (as defined in the Stock Option Plan), the date on which all options outstanding under the Stock Option Plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

ADDITIONAL AND AVAILABLE INFORMATION

The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's website (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

STATEMENT OF ADDITIONAL INFORMATION

The Company's Quarterly Report on Form 10-QSB, for the quarter ended October 31, 2001, has been incorporated herein by this reference.

 The Company's Current Report on Form 8-K, dated January 25, 2001, has been incorporated herein by this reference.

The Company will provide without charge to each person, including any beneficial owner of such person, to whom a copy of this Information Statement has been delivered, on written or oral request, a copy of any and all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein).

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Information Statement shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Statement.

We are <u>not</u> asking you for a proxy and you are requested <u>not</u> to send us a proxy.

Exhibit A – Amendment to Certificate of Incorporation

CERTIFICATE OF AMENDMENT OF
**CERTIFICATE OF INCORPORATION OF
CORONADO EXPLORATIONS LTD.
a Delaware corporation**

CORONADO EXPLORATIONS LTD., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "General Corporation Law")

DOES HEREBY CERTIFY:

FIRST: That on March 18, 2002, the Board of Directors duly adopted a resolution proposing to amend the Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interest of this corporation and its stockholders, and, by written consent in accordance with Section 228 of the General Corporation Law, the stockholders of this corporation consented to the resolutions setting forth the proposed amendment, which resolutions are as follows:

   RESOLVED, that the Certificate of Incorporation of this Corporation be amended by amending ARTICLE I to read as follows:

ARTICLE I

The name of this corporation shall be:

NATUROL HOLDINGS LTD.

FURTHER RESOLVED, that the Certificate of Incorporation of this Corporation be amended by amending the first paragraph of Article III to read as follows:

ARTICLE III

The aggregate number of shares which the corporation shall have authority to issue is Two Hundred Million (200,000,000) Common Shares ("Common Stock"), with a par value of One Mil ($.001) per share. Upon the amendment of this Article III to read as herein set forth, each outstanding share of the Corporation's Common Stock as of _____, 2002 shall be reverse split on a 1 for 5 basis, resulting in a total of 15,000,002 shares of this Corporation's Common Stock issued and outstanding.

SECOND: The foregoing amendment was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 and 242 of the General Corporation Law.

THIRD: That said amendments were duly adopted by the Board of Directors on March 18, 2002 in accordance with the provisions of Section 141(f) of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been signed by the President of this corporation as of _____ 2002.

By: _____
    Paul McClory, President

Exhibit B – Amended and Restated Bylaws

AMENDED AND RESTATED
BYLAWS

OF

NATUROL HOLDINGS LTD.
a Delaware corporation

ARTICLE I

OFFICES

Section 1.   PRINCIPAL OFFICES. The principal office shall be in the City of Las Vegas, County of Clark, State of Nevada.

Section 2.   OTHER OFFICES. The board of directors may at any time establish branch or subordinate offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1.   PLACE OF MEETINGS. Meetings of stockholders shall be held at any place within or without the State of Delaware designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the principal executive office of the corporation.

Section 2.   ANNUAL MEETINGS. The annual meetings of stockholders shall be held at a date and time designated by the board of directors. (At such meetings, directors shall be elected and any other proper business may be transacted by a plurality vote of stockholders.)

Section 3.   SPECIAL MEETINGS. A special meeting of the stockholders, for any purpose or purposes whatsoever, unless prescribed by statute or by the articles of incorporation, may be called at any time by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders holding shares in the aggregate entitled to cast not less than a majority of the votes at any such meeting.

The request shall be in writing, specifying the time of such meeting, the place where it is to be held and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board, the president, any vice president or the secretary of the corporation. The officer receiving such request forthwith shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Sections 4 and 5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 3 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

Section 4.   NOTICE OF STOCKHOLDERS' MEETINGS. All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 5 of this Article II not less than ten (10) nor more than sixty (60) days before the date of the meeting being noticed. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting the general nature of the business to be transacted, or (ii) in the case of the annual meeting those matters which the board of directors, at the time of giving the notice, intends to present for action by the stockholders. The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees which, at the time of the notice, management intends to present for election.

If action is proposed to be taken at any meeting for approval of (i) contracts or transactions in which a director has a direct or indirect financial interest, (ii) an amendment to the articles of incorporation, (iii) a reorganization of the corporation, (iv) dissolution of the corporation, or (v) a distribution to preferred stockholders, the notice shall also state the general nature of such proposal.

Section 5.   MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE. Notice of any meeting of stockholders shall be given either personally or by first-class mail or telegraphic or other written communication, charges prepaid, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent by mail or telegram to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where this office is located. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication. In the event of the transfer of stock after delivery or mailing of the notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail notice of the meeting to the transferee.

If any notice addressed to a stockholder at the address of such stockholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the stockholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the stockholder upon written demand of the stockholder at the principal executive office of the corporation for a period of one year from the date of the giving of such notice.

An affidavit of the mailing or other means of giving any notice of any stockholders' meeting shall be executed by the secretary, assistant secretary or any transfer agent of the corporation giving such notice, and shall be filed and maintained in the minute book of the corporation.

Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 6.   QUORUM. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of stockholders shall constitute a quorum for the transaction of business, except as otherwise provided by statute or the articles of incorporation. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 7.   ADJOURNED MEETING AND NOTICE THEREOF.   Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at such meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at such meeting.

When any meeting of stockholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at a meeting at which the adjournment is taken. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

Section 8.   VOTING. Unless a record date set for voting purposes be fixed as provided in Section 1 of Article VII of these bylaws, only persons in whose names shares entitled to vote stand on the stock records of the corporation at the close of business on the business day next preceding the day on which notice is given (or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held) shall be entitled to vote at such meeting. Any stockholder entitled to vote on any matter other than elections of directors or officers, may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the stockholder fails to specify the number of shares such stockholder is voting affirmatively, it will be conclusively presumed that the stockholder's approving vote is with respect to all shares such stockholder is entitled to vote. Such vote may be by voice vote or by ballot; provided, however, that all elections for directors must be by ballot upon demand by a stockholder at any election and before the voting begins.

When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the articles of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question. Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation.

Section 9. WAIVER OF NOTICE OR CONSENT BY ABSENT STOCKHOLDERS. The transactions at any meeting of stockholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to a holding of the meeting, or an approval of the minutes thereof. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any regular or special meeting of stockholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 4 of this Article II, the waiver of notice or consent shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance of a person at a meeting shall also constitute a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice if such objection is expressly made at the meeting.

Section 10. STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING. Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the corporation and shall be maintained in the corporate records. Any stockholder giving a written consent, or the stockholder's proxy holders, or a transferee of the shares of a personal representative of the stockholder of their respective proxy holders, may revoke the consent by a writing received by the secretary of the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

Section 11. PROXIES. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless revoked by the person executing it, prior to the vote pursuant thereto, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by the person executing the proxy; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of such proxy, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. Subject to the above and the provisions of the Delaware General Corporation Law, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

Section 12. <u>INSPECTORS OF ELECTION</u>. Before any meeting of stockholders, the board of directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are appointed, the chairman of the meeting may, and on the request of any stockholder or his proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more stockholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the board of directors before the meeting, or by the chairman at the meeting.

The duties of these inspectors shall be as follows:

(a)   Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b)   Receive votes, ballots, or consents;

(c)   Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d)   Count and tabulate all votes or consents;

(e)   Determine the election result; and

(f)   Do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

ARTICLE III

DIRECTORS

Section 1.   POWERS. Subject to the provisions of the Delaware General Corporation Law and any limitations in the articles of incorporation and these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the power and authority to:

(a)   Select and remove all officers, agents, and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the articles of incorporation or these bylaws, fix their compensation, and require from them security for faithful service.

(b)   Change the principal executive office or the principal business office from one location to another; cause the corporation to be qualified to do business in any other state, territory, dependency, or foreign country and conduct business within or without the State; designate any place within or without the State for the holding of any stockholders' meeting, or meetings, including annual meetings; adopt, make and use a corporate seal, and prescribe the forms of certificates of stock, and alter the form of such seal and of such certificates from time to time as in their judgment they may deem best, provided that such forms shall at all times comply with the provisions of law.

(c)   Authorize the issuance of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities cancelled, tangible or intangible property actually received.

(d)   Borrow money and incur indebtedness for the purpose of the corporation, and cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, or other evidences of debt and securities therefor.

Section 2.   NUMBER OF DIRECTORS. The authorized number of directors shall be no fewer than three (3) nor more than seven (7). The exact number of authorized directors shall be set by resolution of the board of directors, within the limits specified above. The maximum or minimum number of directors cannot be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to this bylaw duly approved by a majority of the outstanding shares entitled to vote.

Section 3.   QUALIFICATION, ELECTION AND TERM OF OFFICE OF DIRECTORS. Directors shall be elected at each annual meeting of the stockholders to hold office until the next annual meeting, but if any such annual meeting is not held or the directors are not elected at any annual meeting, the directors may be elected at any special meeting of stockholders held for that purpose, or at the next annual meeting of stockholders held thereafter. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified or until his earlier resignation or removal or his office has been declared vacant in the manner provided in these bylaws. Directors need not be stockholders.

Section 4.   RESIGNATION AND REMOVAL OF DIRECTORS. Any director may resign effective upon giving written notice to the chairman of the board, the president, the secretary or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation, in which case such resignation shall be effective at the time specified. Unless such resignation specifies otherwise, its acceptance by the corporation shall not be necessary to make it effective. The board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of a court or convicted of a felony. Any or all of the directors may be removed without cause of such removal is approved by the affirmative vote of a majority of the outstanding shares entitled to vote. No reduction of the authorized number of directors shall have the effect of removing any director before his term of office expires.

Section 5.   VACANCIES. Vacancies in the board of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director. Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

A vacancy in the board of directors exists as to any authorized position of directors which is not then filled by a duly elected director, whether caused by death, resignation, removal, increase in the authorized number of directors or otherwise.

The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote. If the resignation of a director is effective at a future time, the board of directors may elect a successor to take office when the resignation becomes effective.

If after the filling of any vacancy by the directors, the directors then in office who have been elected by the stockholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent or more of the total number of shares at the time outstanding having the right to vote for such directors may call a special meeting of the stockholders to elect the entire board. The term of office of any director not elected by the stockholders shall terminate upon the election of a successor.

Section 6.   PLACE OF MEETINGS. Regular meetings of the board of directors shall be held at any place within or without the State of Delaware that has been designated from time to time by resolution of the board. In the absence of such designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board shall be held at any place within or without the State of Delaware that has been designated in the notice of the meeting or, if not stated in the notice or there is not notice, at the principal executive office of the corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in such meeting can hear one another, and all such directors shall be deemed to be present in person at such meeting.

Section 7. <u>ANNUAL MEETINGS</u>. Immediately following each annual meeting of stockholders, the board of directors shall hold a regular meeting for the purpose of transaction of other business. Notice of this meeting shall not be required.

Section 8. <u>OTHER REGULAR MEETINGS</u>. Other regular meetings of the board of directors shall be held without call at such time as shall from time to time be fixed by the board of directors. Such regular meetings may be held without notice, provided the notice of any change in the time of any such meetings shall be given to all of the directors. Notice of a change in the determination of the time shall be given to each director in the same manner as notice for special meetings of the board of directors.

Section 9. <u>SPECIAL MEETINGS</u>. Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairman of the board or the president or any vice president or the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at his or her address as it is shown upon the records of the corporation. In case such notice is mailed, it shall be deposited in the United States mail at least four (4) days prior to the time of the holding of the meeting. In case such notice is delivered personally, or by telephone or telegram, it shall be delivered personally or by telephone or to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated to either the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal executive office of the corporation.

Section 10. <u>QUORUM</u>. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, subject to the provisions of the Delaware General Corporation Law. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

Section 11. <u>WAIVER OF NOTICE</u>. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice of consent need not specify the purpose of the meeting. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director.

Section 12.   ADJOURNMENT. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

Section 13.   NOTICE OF ADJOURNMENT. Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of such time and place shall be given prior to the time of the adjourned meeting, in the manner specified in Section 8 of this Article III, to the directors who were not present at the time of the adjournment.

Section 14.   ACTION WITHOUT MEETING.   Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the board of directors. Such written consent or consents shall be filed with the minutes of the proceedings of the board.

Section 15.   FEES AND COMPENSATION OF DIRECTORS. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the board of directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for such services. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV

COMMITTEES

Section 1.   COMMITTEES OF DIRECTORS. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of one or more directors, to serve at the pleasure of the board. The board may designate one or more directors as alternate members of any committees, who may replace any absent member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the board, shall have all the authority of the board, except with regard to:

(a)   the approval of any action which, under the Delaware General Corporation Law, also requires stockholders' approval or approval of the outstanding shares;

(b)   the filing of vacancies on the board of directors or in any committees;

(c)   the fixing of compensation of the directors for serving on the board or on any committee;

(d)   the amendment or repeal of bylaws or the adoption of new bylaws;

(e)   the amendment or repeal of any resolution of the board of directors which by its express terms is not so amendable or repealable;

(f)   a distribution to the stockholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the board of directors; or

(g)   the appointment of any other committees of the board of directors or the members thereof.

Section 2.   MEETINGS AND ACTION BY COMMITTEES. Meetings and action of committees shall be governed by, and held and taken in accordance with, the provisions of Article III, Sections 6 (place of meetings), 8 (regular meetings), 9 (special meetings and notice), 10 (quorum), 11 (waiver of notice), 12 (adjournment), 13 (notice of adjournment) and 14 (action without meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members, except that the time or regular meetings of committees may be determined by resolutions of the board of directors and notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws. The committees shall keep regular minutes of their proceedings and report the same to the board when required.

ARTICLE V

OFFICERS

Section 1.   OFFICERS. The officers of the corporation shall be a president, a secretary and a treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. Any two or more offices may be held by the same person.

Section 2.   ELECTION OF OFFICERS. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article V, shall be chosen by the board of directors, and each shall serve at the pleasure of the board, subject to the rights, if any, of an officer under any contract of employment. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a vice president, a secretary and a treasurer, none of whom need be a member of the board. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 3. <u>SUBORDINATE OFFICERS, ETC</u>. The board of directors may appoint, and may empower the president to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as the board of directors may from time to time determine.

Section 4. <u>REMOVAL AND RESIGNATION OF OFFICERS</u>. The officers of the corporation shall hold office until their successors are chosen and qualify. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the board of directors, by any officer upon whom such power or removal may be conferred by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any such resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 5. <u>VACANCIES IN OFFICES</u>. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to such office.

Section 6. <u>CHAIRMAN OF THE BOARD</u>. The chairman of the board, if such an officer be elected, shall, if present, preside at all meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by the bylaws. If there is no president, the chairman of the board shall in addition be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article V.

Section 7. <u>PRESIDENT</u>. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and the officers of the corporation. He shall preside at all meetings of the stockholders and, in the absence of the chairman of the board, of if there be none, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the bylaws. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Section 8.   VICE PRESIDENTS. In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the bylaws, the president or the chairman of the board.

Section 9.   SECRETARY. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and shall record, keep or cause to be kept, at the principal executive office or such other place as the board of directors may order, a book of minutes of all meetings of directors, committees of directors and stockholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' and committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of stockholders and of the board of directors required by the bylaws or by law to be given, and he shall keep the seal of the corporation in safe custody, as may be prescribed by the board of directors or by the bylaws.

Section 10.   TREASURER. The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or the bylaws.

If required by the board of directors, the treasurer shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES,
AND OTHER AGENTS

Section 1.   <u>ACTIONS OTHER THAN BY THE CORPORATION</u>.   The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 2.   <u>ACTIONS BY THE CORPORATION</u>.   The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 3.   <u>SUCCESSFUL DEFENSE</u>. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 4.   REQUIRED APPROVAL. Any indemnification under Sections 1 and 2, unless ordered by a court or advanced pursuant to Section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)   By the stockholders;

(b)   By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c)   If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)   If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 5.   ADVANCE OF EXPENSES. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Section 6.   OTHER RIGHTS. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article VI:

(a)   Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 2 or for the advancement of expenses made pursuant to Section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b)   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 7.   INSURANCE.   The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

Section 8.   RELIANCE ON PROVISIONS. Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

Section 9.   SEVERABILITY. If any of the provisions of this Article are held to be invalid or unenforceable, this Article shall be construed as if it did not contain such invalid or unenforceable provision and the remaining provisions of this Article shall remain in full force and effect.

Section 10.   RETROACTIVE EFFECT. To the extent permitted by applicable law, the rights and powers granted pursuant to this Article VI shall apply to acts and actions occurring or in progress prior to its adoption by the board of directors.

ARTICLE VII

RECORDS AND BOOKS

Section 1.   MAINTENANCE OF SHARE REGISTER. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the board of directors, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of shares held by each stockholder.

Section 2.   MAINTENANCE OF BYLAWS. The corporation shall keep at its principal executive office, or if its principal executive office is not in this State at its principal business office in this State, the original or a copy of the bylaws as amended to date, which shall be open to inspection by the stockholders at all reasonable times during office hours. If the principal executive office of the corporation is outside this state and the corporation has no principal business office in this state, the secretary shall, upon the written request of any stockholder, furnish to such stockholder a copy of the bylaws as amended to date.

Section 3.   MAINTENANCE OF OTHER CORPORATE RECORDS. The accounting books and records and minutes of proceedings of the stockholders and the board of directors and any committee or committees of the board of directors shall be kept at such place or places designated by the board of directors, or, in the absence of such designation, at the principal executive office of the corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form.

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of this corporation and any subsidiary of this corporation. Such inspection by a director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts. The foregoing rights of inspection shall extend to the records of each subsidiary of the corporation.

Section 4.   ANNUAL REPORT TO STOCKHOLDERS. Nothing herein shall be interpreted as prohibiting the board of directors from issuing annual or other periodic reports to the stockholders of the corporation as they deem appropriate.

Section 5.   FINANCIAL STATEMENTS. A copy of any annual financial statement and any income statement of the corporation for each quarterly period of each fiscal year, and any accompanying balance sheet of the corporation as of the end of each such period, that has been prepared by the corporation shall be kept on file in the principal executive office of the corporation for twelve (12) months.

Section 6.   ANNUAL LIST OF DIRECTORS, OFFICERS AND RESIDENT AGENT. The corporation shall, each year, file with the Secretary of State of the State of Delaware, on the prescribed form, a list of its officers and directors and a designation of its resident agent in Delaware.

ARTICLE VIII

GENERAL CORPORATE MATTERS

Section 1.   RECORD DATE. For purposes of determining the stockholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days prior to the date of any such meeting nor more than sixty (60) days prior to any other action, and in such case only stockholders of record on the date so fixed are entitled to notice and to vote or to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date fixed as aforesaid, except as otherwise provided in the Delaware General Corporation Law.

If the board of directors does not so fix a record date:

(a)　　The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b)　　The record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the board has been taken, shall be the day on which the first written consent is given.

(c)　　The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 2.　　CLOSING OF TRANSFER BOOKS. The directors may prescribe a period not exceeding sixty (60) days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a date not more than sixty (60) days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting.

Section 3.　　REGISTERED STOCKHOLDERS. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 4.　　CHECKS, DRAFTS, EVIDENCES OF INDEBTEDNESS. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 5.　　CORPORATE CONTRACTS AND INSTRUMENTS; HOW EXECUTED. The board of directors, except as in the bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized or ratified by the board of directors or within the agency power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

Section 6.　　STOCK CERTIFICATES. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each stockholder when any such shares are fully paid, and the board of directors may authorize the issuance of certificates or shares as partly paid provided that such certificates shall state the amount of the consideration to be paid therefor and the amount paid thereon. All certificates shall be signed in the name of the corporation by the president or vice president and by the treasurer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the stockholder. When the corporation is authorized to issue shares of more than one class or more than one series of any class, there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any stockholders upon request and without charge, a full or summary statement of the designations, preferences and relatives, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, and, if the corporation shall be authorized to issue only special stock, such certificate must set forth in full or summarize the rights of the holders of such stock. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

No new certificate for shares shall be issued in place of any certificate theretofore issued unless the latter is surrendered and cancelled at the same time; provided, however, that a new certificate may be issued without the surrender and cancellation of the old certificate if the certificate thereto fore issued is alleged to have been lost, stolen or destroyed. In case of any such allegedly lost, stolen or destroyed certificate, the corporation may require the owner thereof or the legal representative of such owner to give the corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 7.   DIVIDENDS. Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the articles of incorporation.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserves in the manner in which it was created.

Section 8.   FISCAL YEAR. The fiscal year of the corporation shall be December 31st.

Section 9.   SEAL. The corporate seal shall have inscribed thereon the name of the corporation, the year of its incorporation and the words "Corporate Seal, Delaware."

Section 10.   REPRESENTATION   OF   SHARES   OF   OTHER CORPORATIONS. The chairman of the board, the president, or any vice president, or any other person authorized by resolution of the board of directors by any of the foregoing designated officers, is authorized to vote on behalf of the corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the corporation. The authority herein granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised by any such officer in person or by any person authorized to do so by proxy duly executed by said officer.

Section 11.   CONSTRUCTION AND DEFINITIONS.   Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of the bylaws. Without limiting the generality of the foregoing, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE IX

AMENDMENTS

Section 1.   AMENDMENT BY STOCKHOLDERS.   New bylaws may be adopted or these bylaws may be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote, or by the written assent of stockholders entitled to vote such shares, except as otherwise provided by law or by the articles of incorporation.

Section 2.   AMENDMENT BY DIRECTORS.   Subject to the rights of the stockholders as provided in Section 1 of this Article, bylaws may be adopted, amended or repealed by the board of directors.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

1.   That I am the duly elected and acting secretary of NATUROL HOLDINGS LTD., a Delaware corporation; and

2.   That the foregoing Bylaws, comprising twenty-three (23) pages, constitute the Bylaws of said corporation as duly adopted and approved by the board of directors of said corporation by a Unanimous Written Consent dated as of _____, 2002 and duly adopted and approved by the stockholders of said corporation at a special meeting held on _____, 2002.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation this _____ day of _____, 2002.

_____

ISAAC MOSS, Secretary

Exhibit C – 2002 Stock Option Plan

2002 STOCK OPTION PLAN

1. <u>PURPOSE</u>. The purpose of the NATUROL HOLDINGS LTD. 2002 Stock Option Plan (the "Plan") is to strengthen NATUROL HOLDINGS LTD. a Delaware corporation ("Corporation"), by providing to employees, officers, directors, consultants and independent contractors of the Corporation or any of its subsidiaries (including dealers, distributors, and other business entities or persons providing services on behalf of the Corporation or any of its subsidiaries) added incentive for high levels of performance and unusual efforts to increase the earnings of the Corporation. The Plan seeks to accomplish this purpose by enabling specified persons to purchase shares of the common stock of the Corporation, $.001 par value, thereby increasing their proprietary interest in the Corporation's success and encouraging them to remain in the employ or service of the Corporation.

2. <u>CERTAIN DEFINITIONS</u>. As used in this Plan, the following words and phrases shall have the respective meanings set forth below, unless the context clearly indicates a contrary meaning:

2.1   "<u>Board of Directors</u>": The Board of Directors of the Corporation.

2.2   "<u>Committee</u>": The Committee which shall administer the Plan shall consist of the entire Board of Directors.

2.3   "<u>Fair Market Value Per Share</u>": The fair market value per share of the Shares as determined by the Committee in good faith. The Committee is authorized to make its determination as to the fair market value per share of the Shares on the following basis: (i) if the Shares are traded only otherwise than on a securities exchange and are not quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), but are quoted on the bulletin board or in the "pink sheets" published by the National Daily Quotation Bureau, the greater of (a) the average of the mean between the average daily bid and average daily asked prices of the Shares during the thirty (30) day period preceding the date of grant of an Option, as quoted on the bulletin board or in the "pink sheets" published by the National Daily Quotation Bureau, or (b) the mean between the average daily bid and average daily asked prices of the Shares on the date of grant, as published on the bulletin board or in such "pink sheets;" (ii) if the Shares are traded only otherwise than on a securities exchange and are quoted on NASDAQ, the greater of (a) the average of the mean between the closing bid and closing asked prices of the Shares during the thirty (30) day period preceding the date of grant of an Option, as reported by the Wall Street Journal and (b) the mean between the closing bid and closing asked prices of the Shares on the date of grant of an Option, as reported by the Wall Street Journal; (iii) if the Shares are admitted to trading on a securities exchange, the greater of (a) the average of the daily closing prices of the Shares during the ten (10) trading days preceding the date of grant of an Option, as quoted in the Wall Street Journal, or (b) the daily closing price of the Shares on the date of grant of an Option, as quoted in the Wall Street Journal; or (iv) if the Shares are traded only otherwise than as described in (i), (ii) or (iii) above, or if the Shares are not publicly traded, the value determined by the Committee in good faith based upon the fair market value as determined by completely independent and well qualified experts.

2.4 "Option": A stock option granted under the Plan.

2.5 "Incentive Stock Option": An Option intended to qualify for treatment as an incentive stock option under Code Sections 421 and 422A, and designated as an Incentive Stock Option.

2.6   "Nonqualified Option": An Option not qualifying as an Incentive Stock Option.

2.7   "Optionee": The holder of an Option.

2.8   "Option Agreement": The document setting forth the terms and conditions of each Option.

2.9   "Shares":   The shares of common stock $.001 par value of the Corporation.   2.10   "Code": The Internal Revenue Code of 1986, as amended.

2.11   "Subsidiary": Any corporation of which fifty percent (50%) or more of total combined voting power of all classes of stock of such corporation is owned by the Corporation or another Subsidiary (as so defined).

3. ADMINISTRATION OF PLAN.

3.1   In General. This Plan shall be administered by the Committee. Any action of the Committee with respect to administration of the Plan shall be taken pursuant to (i) a majority vote at a meeting of the Committee (to be documented by minutes), or (ii) the unanimous written consent of its members.

3.2   Authority. Subject to the express provisions of this Plan, the Committee shall have the authority to: (i) construe and interpret the Plan, decide all questions and settle all controversies and disputes which may arise in connection with the Plan and to define the terms used therein; (ii) prescribe, amend and rescind rules and regulations relating to administration of the Plan; (iii) determine the purchase price of the Shares covered by each Option and the method of payment of such price, individuals to whom, and the time or times at which, Options shall be granted and exercisable and the number of Shares covered by each Option; (iv) determine the terms and provisions of the respective Option Agreements (which need not be identical);

(v) determine the duration and purposes of leaves of absence which may be granted to participants without constituting a termination of their employment for purposes of the Plan; and (vi) make all other determinations necessary or advisable to the administration of the Plan. Determinations of the Committee on matters referred to in this Section 3 shall be conclusive and binding on all parties howsoever concerned. With respect to Incentive Stock Options, the Committee shall administer the Plan in compliance with the provisions of Code Section 422A as the same may hereafter be amended from time to time. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option.

4. ELIGIBILITY AND PARTICIPATION.

4.1 In General. Only officers, employees and directors who are also employees of the Corporation or any Subsidiary shall be eligible to receive grants of Incentive Stock Options. Officers, employees and directors (whether or not they are also employees) of the Corporation or any Subsidiary, as well as consultants, independent contractors or other service providers of the Corporation or any Subsidiary shall be eligible to receive grants of Nonqualified Options. Within the foregoing limits, the Committee, from time to time, shall determine and designate persons to whom Options may be granted. All such designations shall be made in the absolute discretion of the Committee and shall not require the approval of the stockholders. In determining (i) the number of Shares to be covered by each Option, (ii) the purchase price for such Shares and the method of payment of such price (subject to the other sections hereof), (iii) the individuals of the eligible class to whom Options shall be granted, (iv) the terms and provisions of the respective Option Agreements, and (v) the times at which such Options shall be granted, the Committee shall take into account such factors as it shall deem relevant in connection with accomplishing the purpose of the Plan as set forth in Section 1. An individual who has been granted an Option may be granted an additional Option or Options if the Committee shall so determine. No Option shall be granted under the Plan after March 1, 2012, but Options granted before such date may be exercisable after such date.

4.2 <u>Certain Limitations</u>. In no event shall Incentive Stock Options be granted to an Optionee such that the sum of (i) aggregate fair market value (determined at the time the Incentive Stock Options are granted) of the Shares subject to all Options granted under the Plan which are exercisable for the first time during the same calendar year, plus (ii) the aggregate fair market value (determined at the time the options are granted) of all stock subject to all other incentive stock options granted to such Optionee by the Corporation, its parent and Subsidiaries which are exercisable for the first time during such calendar year, exceeds One Hundred Thousand Dollars ($100,000). For purposes of the immediately preceding sentence, fair market value shall be determined as of the date of grant based on the Fair Market Value Per Share as determined pursuant to Section 2.3.

5. <u>AVAILABLE SHARES AND ADJUSTMENTS UPON CHANGES IN CAPITALIZATION</u>.

5.1 <u>Shares</u>. Subject to adjustment as provided in Section 5.2 below, the total number of Shares to be subject to Options granted pursuant to this Plan shall not exceed Two Million (2,000,000) Shares. Shares subject to the Plan may be either authorized but unissued shares or shares that were once issued and subsequently reacquired by the Corporation; the Committee shall be empowered to take any appropriate action required to make Shares available for Options granted under this Plan. If any Option is surrendered before exercise or lapses without exercise in full or for any other reason ceases to be exercisable, the Shares reserved therefore shall continue to be available under the Plan.

5.2 <u>Adjustments</u>. As used herein, the term "Adjustment Event" means an event pursuant to which the outstanding Shares of the Corporation are increased, decreased or changed into, or exchanged for a different number or kind of shares or securities, without receipt of consideration by the Corporation, through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split, stock dividend, stock consolidation or otherwise. Upon the occurrence of an Adjustment Event, (i) appropriate and proportionate adjustments shall be made to the number and kind of shares and exercise price for the shares subject to the Options which may thereafter be granted under this Plan, (ii) appropriate and proportionate adjustments shall be made to the number and kind of and exercise price for the shares subject to the then outstanding Options granted under this Plan, and (iii) appropriate amendments to the Option Agreements shall be executed by the Corporation and the Optionees if the Committee determines that such an amendment is necessary or desirable to reflect such adjustments. If determined by the Committee to be appropriate, in the event of an Adjustment Event which involves the substitution of securities of a corporation other than the Corporation, the Committee shall make arrangements for the assumptions by such other corporation of any Options then or thereafter outstanding under the Plan. Notwithstanding the foregoing, such adjustment in an outstanding Option shall be made without change in the total exercise price applicable to the unexercised portion of the Option, but with an appropriate adjustment to the number of shares, kind of shares and exercise price for each share subject to the Option. The determination by the Committee as to what adjustments, amendments or arrangements shall be made pursuant to this Section 5.2, and the extent thereof, shall be final and conclusive. No fractional Shares shall be issued under the Plan on account of any such adjustment or arrangement.

6. <u>TERMS AND CONDITIONS OF OPTIONS</u>.

6.1   Intended Treatment as Incentive Stock Options. Incentive Stock Options granted pursuant to this Plan are intended to be "incentive stock options" to which Code Sections 421 and 422A apply, and the Plan shall be construed and administered to implement that intent. If all or any part of an Incentive Stock Option shall not be an "incentive stock option" subject to Sections 421 or 422A of the Code, such Option shall nevertheless be valid and carried into effect. All Options granted under this Plan shall be subject to the terms and conditions set forth in this Section 6 (except as provided in Section 5.2) and to such other terms and conditions as the Committee shall determine to be appropriate to accomplish the purpose of the Plan as set forth in Section 1.

6.2   Amount and Payment of Exercise Price.

6.2.1   Exercise Price. The exercise price per Share for each Share which the Optionee is entitled to purchase under a Nonqualified Option shall be determined by the Committee but shall not be less than One Hundred percent (100%) of the Fair Market Value Per Share on the date of the grant of the Nonqualified Option. The exercise price per Share for each Share which the Optionee is entitled to purchase under an Incentive Stock Option shall be determined by the Committee but shall not be less than the Fair Market Value Per Share on the date of the grant of the Incentive Stock Option; provided, however, that the exercise price shall not be less than one hundred ten percent (110%) of the Fair Market Value Per Share on the date of the grant of the Incentive Stock Option in the case of an individual then owning (within the meaning of Code Section 425(d)) more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or of its parent or Subsidiaries.

6.2.2   Payment of Exercise Price. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Committee and may consist of promissory notes, shares of the common stock of the Corporation or such other consideration and method of payment for the Shares as may be permitted under applicable state and federal laws.

6.3   Exercise of Options.

6.3.1   Each Option granted under this Plan shall be exercisable at such times and under such conditions as may be determined by the Committee at the time of the grant of the Option and as shall be permissible under the terms of the Plan; provided, however, in no event shall an Option be exercisable after the expiration of ten (10) years from the date it is granted, and in the case of an Optionee owning (within the meaning of Code Section 425(d)), at the time an Incentive Stock Option is granted, more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or of its parent or Subsidiaries, such Incentive Stock Option shall not be exercisable later than five (5) years after the date of grant.

6.3.2   An Optionee may purchase less than the total number of Shares for which the Option is exercisable, provided that a partial exercise of an Option may not be for less than One Hundred (100) Shares and shall not include any fractional shares.

6.4   Nontransferability of Options. All Options granted under this Plan shall be nontransferable, either voluntarily or by operation of law, otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Optionee's lifetime only by such Optionee.

6.5   Effect of Termination of Employment or Other Relationship. Except as otherwise determined by the Committee in connection with the grant of Nonqualified Options, the effect of termination of an Optionee's employment or other relationship with the Corporation on such Optionee's rights to acquire Shares pursuant to the Plan shall be as follows:

6.5.1   Termination for Other than Disability or Cause.   If an Optionee ceases to be employed by, or ceases to have a relationship with, the Corporation for any reason other than for disability or cause, such Optionee's Options shall expire not later than three (3) months thereafter. During such three (3) month period and prior to the expiration of the Option by its terms, the Optionee may exercise any Option granted to him, but only to the extent such Options were exercisable on the date of termination of his employment or relationship and except as so exercised, such Options shall expire at the end of such three (3) month period unless such Options by their terms expire before such date. The decision as to whether a termination for a reason other than disability, cause or death has occurred shall be made by the Committee, whose decision shall be final and conclusive, except that employment shall not be considered terminated in the case of sick leave or other bona fide leave of absence approved by the Corporation.

6.5.2   Disability. If an Optionee ceases to be employed by, or ceases to have a relationship with, the Corporation by reason of disability (within the meaning of Code Section 22(e)(3)), such Optionee's Options shall expire not later than one (1) year thereafter. During such one (1) year period and prior to the expiration of the Option by its terms, the Optionee may exercise any Option granted to him, but only to the extent such Options were exercisable on the date the Optionee ceased to be employed by, or ceased to have a relationship with, the Corporation by reason of disability and except as so exercised, such Options shall expire at the end of such one (1) year period unless such Options by their terms expire before such date. The decision as to whether a termination by reason of disability has occurred shall be made by the Committee, whose decision shall be final and conclusive.

6.5.3   Termination for Cause.   If an Optionee's employment by, or relationship with, the Corporation is terminated for cause, such Optionee's Option shall expire immediately; provided, however, the Committee may, in its sole discretion, within thirty (30) days of such termination, waive the expiration of the Option by giving written notice of such waiver to the Optionee at such Optionee's last known address. In the event of such waiver, the Optionee may exercise the Option only to such extent, for such time, and upon such terms and conditions as if such Optionee had ceased to be employed by, or ceased to have a relationship with, the Corporation upon the date of such termination for a reason other than disability, cause, or death. Termination for cause shall include termination for malfeasance or gross misfeasance in the performance of duties or conviction of illegal activity in connection therewith or any conduct detrimental to the interests of the Corporation. The determination of the Committee with respect to whether a termination for cause has occurred shall be final and conclusive.

6.6   Withholding of Taxes.   As a condition to the exercise, in whole or in part, of any Options the Board of Directors may in its sole discretion require the Optionee to pay, in addition to the purchase price of the Shares covered by the Option an amount equal to any Federal, state or local taxes that may be required to be withheld in connection with the exercise of such Option.

6.7   No Rights to Continued Employment or Relationship.
Nothing contained in this Plan or in any Option Agreement shall obligate the Corporation to employ or have another relationship with any Optionee for any period or interfere in any way with the right of the Corporation to reduce such Optionee's compensation or to terminate the employment of or relationship with any Optionee at any time.

6.8   Time of Granting Options. The time an Option is granted, sometimes referred to herein as the date of grant, shall be the day the Corporation executes the Option Agreement; provided, however, that if appropriate resolutions of the Committee indicate that an Option is to be granted as of and on some prior or future date, the time such Option is granted shall be such prior or future date.

6.9   Privileges of Stock Ownership. No Optionee shall be entitled to the privileges of stock ownership as to any Shares not actually issued and delivered to such Optionee. No Shares shall be purchased upon the exercise of any Option unless and until, in the opinion of the Corporation's counsel, any then applicable requirements of any laws or governmental or regulatory agencies having jurisdiction and of any exchanges upon which the stock of the Corporation may be listed shall have been fully complied with.

6.10   Securities Laws Compliance. The Corporation will diligently endeavor to comply with all applicable securities laws before any Options are granted under the Plan and before any Shares are issued pursuant to Options. Without limiting the generality of the foregoing, the Corporation may require from the Optionee such investment representation or such agreement, if any, as counsel for the Corporation may consider necessary or advisable in order to comply with the Securities Act of 1933 as then in effect, and may require that the Optionee agree that any sale of the Shares will be made only in such manner as is permitted by the Committee. The Committee in its discretion may cause the Shares underlying the Options to be registered under the Securities Act of 1933, as amended, by the filing of a Form S-8 Registration Statement covering the Options and Shares underlying such Options. Optionee shall take any action reasonably requested by the Corporation in connection with registration or qualification of the Shares under federal or state securities laws.

6.11   Option Agreement. Each Incentive Stock Option and Nonqualified Option granted under this Plan shall be evidenced by the appropriate written Stock Option Agreement ("Option Agreement") executed by the Corporation and the Optionee in a form substantially the same as the appropriate form of Option Agreement attached as Exhibit I or II hereto (and made a part hereof by this reference) and shall contain each of the provisions and agreements specifically required to be contained therein pursuant to this Section 6, and such other terms and conditions as are deemed desirable by the Committee and are not inconsistent with the purpose of the Plan as set forth in Section 1.

7. PLAN AMENDMENT AND TERMINATION.

7.1   Authority of Committee. The Committee may at any time discontinue granting Options under the Plan or otherwise suspend, amend or terminate the Plan and may, with the consent of an Optionee, make such modification of the terms and conditions of such Optionee's Option as it shall deem advisable; provided that, except as permitted under the provisions of Section 5.2, the Committee shall have no authority to make any amendment or modification to this Plan or any outstanding Option thereunder which would: (i) increase the maximum number of shares which may be purchased pursuant to Options granted under the Plan, either in the aggregate or by an Optionee (except pursuant to Section 5.2); (ii) change the designation of the class of the employees eligible to receive Incentive Stock Options; (iii) extend the term of the Plan or the maximum Option period thereunder; (iv) decrease the minimum Incentive Stock Option price or permit reductions of the price at which shares may be purchased for Incentive Stock Options granted under the Plan; or (v) cause Incentive Stock Options issued under the Plan to fail to meet the requirements of incentive stock options under Code Section 422A. An amendment or modification made pursuant to the provisions of this Section 7 shall be deemed adopted as of the date of the action of the Committee effecting such amendment or modification and shall be effective immediately, unless otherwise provided therein, subject to approval thereof (1) within twelve (12) months before or after the effective date by stockholders of the Corporation holding not less than a majority vote of the voting power of the Corporation voting in person or by proxy at a duly held stockholders meeting when required to maintain or satisfy the requirements of Code Section 422A with respect to Incentive Stock Options, and (2) by any appropriate governmental agency. No Option may be granted during any suspension or after termination of the Plan.

> 7.2 <u>Ten (10) Year Maximum Term</u>. Unless previously terminated by the Committee, this Plan shall terminate on March 1, 2012, and no Options shall be granted under the Plan thereafter.

> 7.3 <u>Effect on Outstanding Options</u>. Amendment, suspension or termination of this Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option theretofore granted.

8. <u>EFFECTIVE DATE OF PLAN</u>. This Plan shall be effective as of March 1, 2002, the date the Plan was adopted by the Board of Directors, subject to the approval of the Plan by the affirmative vote of a majority of the issued and outstanding Shares of common stock of the Corporation represented and voting at a duly held meeting at which a quorum is present within twelve (12) months thereafter. The Committee shall be authorized and empowered to make grants of Options pursuant to this Plan prior to such approval of this Plan by the stockholders; provided, however, in such event the Option grants shall be made subject to the approval of both this Plan and such Option grants by the stockholders in accordance with the provisions of this Section 8.

9. <u>MISCELLANEOUS PROVISIONS</u>.

9.1 <u>Exculpation and Indemnification</u>. The Corporation shall indemnify and hold harmless the Committee from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act, or omission to act, in connection with the performance of such persons' duties, responsibilities and obligations under the Plan, other than such liabilities, costs and expenses as may result from the gross negligence, bad faith, willful conduct and/or criminal acts of such persons.

9.2 <u>Governing Law</u>. The Plan shall be governed and construed in accordance with the laws of the State of Delaware and the Code.

9.3 <u>Compliance with Applicable Laws</u>. The inability of the Corporation to obtain from any regulatory body having jurisdiction authority deemed by the Corporation's counsel to be necessary to the lawful issuance and sale of any Shares upon the exercise of an Option shall relieve the Corporation of any liability in respect of the non-issuance or sale of such Shares as to which such requisite authority shall not have been obtained.

As approved by the Board of Directors of Naturol Holdings Ltd. on _____, 2002.

By:_____
    ISAAC MOSS, Secretary

EXHIBIT I

[FORM OF]

INCENTIVE STOCK OPTION AGREEMENT

THIS INCENTIVE STOCK OPTION AGREEMENT ("Agreement") is entered into as of

, by and between NATUROL HOLDINGS LTD., a Delaware corporation ("Corporation"), and

_____ ("Optionee").

R E C I T A L S

A.   On _____, 2002, the Board of Directors of the Corporation adopted the

NATUROL HOLDINGS LTD. 2002 Stock Option Plan (the "Plan").

B.   Pursuant to the Plan, on _____, the Board of Directors of the

Corporation acting as the Plan Committee ("Committee") authorized granting to Optionee

options to purchase shares of the common stock, $.001 par value, of the Corporation ("Shares")

for the term and subject to the terms and conditions hereinafter set forth.

A G R E E M E N T

It is hereby agreed as follows:

1.   <u>CERTAIN DEFINITIONS</u>.   Unless otherwise defined herein, or the context

otherwise clearly requires, terms with initial capital letters used herein shall have the meanings

assigned to such terms in the Plan.

2.   <u>GRANT OF OPTIONS</u>.   The Corporation hereby grants to Optionee, options

("Options") to purchase all or any part of _____ Shares, upon and subject to the terms and

conditions of the Plan, which is incorporated in full herein by this reference, and upon the other

terms and conditions set forth herein.

EXHIBIT I
F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-15

3.   OPTION PERIOD. The Options shall be exercisable at any time during the period commencing on the following dates (subject to the provisions of Section 18) and expiring on the date ten (10) years from the date of grant, unless earlier terminated pursuant to Section 7:

[terms of option vesting to be set forth here]

4.   METHOD OF EXERCISE. The Options shall be exercisable by Optionee by giving written notice to the Corporation of the election to purchase and of the number of Shares Optionee elects to purchase, such notice to be accompanied by such other executed instruments or documents as may be required by the Committee pursuant to this Agreement, and unless otherwise directed by the Committee, Optionee shall at the time of such exercise tender the purchase price of the Shares he has elected to purchase. An Optionee may purchase less than the total number of Shares for which the Option is exercisable, provided that a partial exercise of an Option may not be for less than One Hundred (100) Shares. If Optionee shall not purchase all of the Shares which he is entitled to purchase under the Options, his right to purchase the remaining unpurchased Shares shall continue until expiration of the Options.   The Options shall be exercisable with respect of whole Shares only, and fractional Share interests shall be disregarded.

5.   AMOUNT OF PURCHASE PRICE. The purchase price per Share for each Share which Optionee is entitled to purchase under the Options shall be _____ per Share.

6.   PAYMENT OF PURCHASE PRICE. At the time of Optionee's notice of exercise of the Options, Optionee shall tender in cash or by certified or bank cashier's check payable to the Corporation, the purchase price for all Shares then being purchased. Provided, however, the Board of Directors may, in its sole discretion, permit payment by the Corporation of the purchase price in whole or in part with Shares. If the Optionee is so permitted, and the Optionee elects to make payment with Shares, the Optionee shall deliver to the Corporation

EXHIBIT I
F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-16

certificates representing the number of Shares in payment for new Shares, duly endorsed for transfer to the Corporation, together with any written representations relating to title, liens and encumbrances, securities laws, rules and regulatory compliance, or other matters, reasonably requested by the Board of Directors. The value of Shares so tendered shall be their Fair Market Value Per Share on the date of the Optionee's notice of exercise.

7.   EFFECT OF TERMINATION OF EMPLOYMENT. If an Optionee's employment or other relationship with the Corporation (or a Subsidiary) terminates, the effect of the termination on the Optionee's rights to acquire Shares shall be as follows:

7.1   Termination for Other than Disability or Cause. If an Optionee ceases to be employed by, or ceases to have a relationship with, the Corporation or a Subsidiary for any reason other than for disability or cause, such Optionee's Options shall expire not later than three (3) months thereafter. During such three (3) month period and prior to the expiration of the Option by its terms, the Optionee may exercise any Option granted to him, but only to the extent such Options were exercisable on the date of termination of his employment or relationship and except as so exercised, such Options shall expire at the end of such three (3) month period unless such Options by their terms expire before such date. The decision as to whether a termination for a reason other than disability, cause or death has occurred shall be made by the Committee, whose decision shall be final and conclusive, except that employment shall not be considered terminated in the case of sick leave or other bona fide leave of absence approved by the Corporation.

7.2   Disability. If an Optionee ceases to be employed by, or ceases to have a relationship with, the Corporation or a Subsidiary by reason of disability (within the meaning of Code Section 22(e)(3)), such Optionee's Options shall expire not later than one (1) year thereafter. During such one (1) year period and prior to the expiration of the Option by its terms, the Optionee may exercise any Option granted to him, but only to the extent such Options were exercisable on the date the Optionee ceased to be employed by, or ceased to have a relationship with, the Corporation or Subsidiary by reason of disability. The decision as to whether a termination by reason of disability has occurred shall be made by the Committee, whose decision shall be final and conclusive.

7.3   Termination for Cause. If an Optionee's employment by, or relationship with, the Corporation or a Subsidiary is terminated for cause, such Optionee's Option shall expire immediately; provided, however, the Committee may, in its sole discretion, within thirty (30) days of such termination, waive the expiration of the Option by giving written notice of such waiver to the Optionee at such Optionee's last known address. In the event of such waiver, the Optionee may exercise the Option only to such extent, for such time, and upon such terms and conditions as if such Optionee had ceased to be employed by, or ceased to have a relationship with, the Corporation or a Subsidiary upon the date of such termination for a reason other than disability, cause or death. Termination for cause shall include termination for malfeasance or gross misfeasance in the performance of duties or conviction of illegal activity in connection therewith or any conduct detrimental to the interests of the Corporation or a Subsidiary. The determination of the Committee with respect to whether a termination for cause has occurred shall be final and conclusive.

8.   NONTRANSFERABILITY OF OPTIONS.   The Options shall not be transferable, either voluntarily or by operation of law, otherwise than by will or the laws of descent and distribution and shall be exercisable during the Optionee's lifetime only by Optionee.

9.   ADDITIONAL RESTRICTIONS REGARDING DISPOSITIONS OF SHARES. The Shares acquired pursuant to the exercise of Options shall be subject to the restrictions set forth in Exhibit "A" attached hereto and incorporated herein as if fully set forth.

EXHIBIT I
F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-18

10.   ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. As used herein, the term "Adjustment Event" means an event pursuant to which the outstanding Shares of the Corporation are increased, decreased or changed into, or exchanged for a different number or kind of shares or securities, without receipt of consideration by the Corporation, through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split, stock dividend, stock consolidation or otherwise. Upon the occurrence of an Adjustment Event, (i) appropriate and proportionate adjustments shall be made to the number and kind and exercise price for the shares subject to the Options, and (ii) appropriate amendments to this Agreement shall be executed by the Corporation and Optionee if the Committee determines that such an amendment is necessary or desirable to reflect such adjustments. If determined by the Committee to be appropriate, in the event of an Adjustment Event which involves the substitution of securities of a corporation other than the Corporation, the Committee shall make arrangements for the assumptions by such other corporation of the Options. Notwithstanding the foregoing, any such adjustment to the Options shall be made without change in the total exercise price applicable to the unexercised portion of the Options, but with an appropriate adjustment to the number of shares, kind of shares and exercise price for each share subject to the Options. The determination by the Committee as to what adjustments, amendments or arrangements shall be made pursuant to this Section 10, and the extent thereof, shall be final and conclusive. No fractional Shares shall be issued on account of any such adjustment or arrangement.

11.   NO RIGHTS TO CONTINUED EMPLOYMENT OR RELATIONSHIP. Nothing contained in this Agreement shall obligate the Corporation to employ or have another relationship with Optionee for any period or interfere in any way with the right of the Corporation to reduce Optionee's compensation or to terminate the employment of or relationship with Optionee at any time.

EXHIBIT I
F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-19

12.   TIME OF GRANTING OPTIONS. The time the Options shall be deemed granted, sometimes referred to herein as the "date of grant," shall be _____.

13.   PRIVILEGES OF STOCK OWNERSHIP. Optionee shall not be entitled to the privileges of stock ownership as to any Shares not actually issued and delivered to Optionee. No Shares shall be purchased upon the exercise of any Options unless and until, in the opinion of the Corporation's counsel, any then applicable requirements of any laws, or governmental or regulatory agencies having jurisdiction, and of any exchanges upon which the stock of the Corporation may be listed shall have been fully complied with.

14.   SECURITIES LAWS COMPLIANCE. The Corporation will diligently endeavor to comply with all applicable securities laws before any stock is issued pursuant to the Options. Without limiting the generality of the foregoing, the Corporation may require from the Optionee such investment representation or such agreement, if any, as counsel for the Corporation may consider necessary in order to comply with the Securities Act of 1933 as then in effect, and may require that the Optionee agree that any sale of the Shares will be made only in such manner as is permitted by the Committee. The Committee may in its discretion cause the Shares underlying the Options to be registered under the Securities Act of 1933 as amended by filing a Form S-8 Registration Statement covering the Options and the Shares underlying the Options. Optionee shall take any action reasonably requested by the Corporation in connection with registration or qualification of the Shares under federal or state securities laws.

15.   INTENDED TREATMENT AS INCENTIVE STOCK OPTIONS. The Options granted herein are intended to be "incentive stock options" to which Sections 421 and 422A of the Internal Revenue Code of 1986, as amended from time to time ("Code") apply, and shall be construed to implement that intent. If all or any part of the Options shall not be subject to

Sections 421 and 422A of the Code, the Options shall nevertheless be valid and carried into effect.

16.   PLAN CONTROLS.   The Options shall be subject to and governed by the provisions of the Plan.   All determinations and interpretations of the Plan made by the Committee shall be final and conclusive.

17.   SHARES SUBJECT TO LEGEND.   If deemed necessary by the Corporation's counsel, all certificates issued to represent Shares purchased upon exercise of the Options shall bear such appropriate legend conditions as counsel for the Corporation shall require.

18.   CONDITIONS TO OPTIONS.

18.1   Compliance with Applicable Laws.   THE CORPORATION'S OBLIGATION TO ISSUE SHARES OF ITS COMMON STOCK UPON EXERCISE OF THE OPTIONS IS EXPRESSLY CONDITIONED UPON THE COMPLETION BY THE CORPORATION OF ANY REGISTRATION OR OTHER QUALIFICATION OF SUCH SHARES UNDER ANY STATE AND/OR FEDERAL LAW OR RULINGS OR REGULATIONS OF ANY GOVERNMENTAL REGULATORY BODY, OR THE MAKING OF SUCH INVESTMENT REPRESENTATIONS OR OTHER REPRESENTATIONS AND UNDERTAKINGS BY THE OPTIONEE OR ANY PERSON ENTITLED TO EXERCISE THE OPTION IN ORDER TO COMPLY WITH THE REQUIREMENTS OF ANY EXEMPTION FROM ANY SUCH REGISTRATION OR OTHER QUALIFICATION OF SUCH SHARES WHICH THE COMMITTEE SHALL, IN ITS SOLE DISCRETION, DEEM NECESSARY OR ADVISABLE.   SUCH REQUIRED REPRESENTATIONS AND UNDERTAKINGS MAY INCLUDE REPRESENTATIONS AND AGREEMENTS THAT THE OPTIONEE OR ANY PERSON ENTITLED TO EXERCISE THE OPTION (i) IS NOT PURCHASING SUCH SHARES FOR DISTRIBUTION AND (ii) AGREES TO HAVE PLACED UPON THE FACE

EXHIBIT 1
F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-21

AND REVERSE OF ANY CERTIFICATES A LEGEND SETTING FORTH ANY REPRESENTATIONS AND UNDERTAKINGS WHICH HAVE BEEN GIVEN TO THE COMMITTEE OR A REFERENCE THERETO.

18.2 SHAREHOLDER APPROVAL OF PLAN. IF THE OPTIONS GRANTED HEREBY ARE GRANTED PRIOR TO APPROVAL OF THE PLAN BY THE SHAREHOLDERS OF THE CORPORATION PURSUANT TO SECTION 8 OF THE PLAN, THE GRANT OF THE OPTIONS MADE HEREBY IS EXPRESSLY CONDITIONED UPON AND SUCH OPTIONS SHALL NOT BE EXERCISABLE UNTIL THE APPROVAL OF THE PLAN BY THE SHAREHOLDERS OF THE CORPORATION IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8 OF THE PLAN.

18.3 Maximum Exercise Period. Notwithstanding any provision of this Agreement to the contrary, the Options shall expire no later than ten years from the date hereof or five years if, as of the date hereof, the Optionee owns or is considered to own by reason of Code Section 425(d) more than 10% of the total combined voting power of all classes of stock of the Corporation or any Subsidiary or parent corporation of the Corporation.

19. MISCELLANEOUS.

19.1 Binding Effect. This Agreement shall bind and inure to the benefit of the successors, assigns, transferees, agents, personal representatives, heirs and legatees of the respective parties.

19.2 Further Acts. Each party agrees to perform any further acts and execute and deliver any documents which may be necessary to carry out the provisions of this Agreement.

19.3 Amendment. This Agreement may be amended at any time by the written agreement of the Corporation and the Optionee.

EXHIBIT I
F:\SSDATA\KNW\0PTNPLAN\44704.1   C-22

19.4 Syntax. Throughout this Agreement, whenever the context so requires, the singular shall include the plural, and the masculine gender shall include the feminine and neuter genders. The headings and captions of the various Sections hereof are for convenience only and they shall not limit, expand or otherwise affect the construction or interpretation of this Agreement.

19.5 Choice of Law. The parties hereby agree that this Agreement has been executed and delivered in the State of Delaware and shall be construed, enforced and governed by the laws thereof. This Agreement is in all respects intended by each party hereto to be deemed and construed to have been jointly prepared by the parties and the parties hereby expressly agree that any uncertainty or ambiguity existing herein shall not be interpreted against either of them.

19.6 Severability. In the event that any provision of this Agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Agreement.

19.7 Notices. All notices and demands between the parties hereto shall be in writing and shall be served either by registered or certified mail, and such notices or demands shall be deemed given and made forty-eight (48) hours after the deposit thereof in the United States mail, postage prepaid, addressed to the party to whom such notice or demand is to be given or made, and the issuance of the registered receipt therefor. If served by telegraph, such notice or demand shall be deemed given and made at the time the telegraph agency shall confirm to the sender, delivery thereof to the addressee. All notices and demands to Optionee or the Corporation may be given to them at the following addresses:

If to Optionee:

EXHIBIT I
F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-23

If to Corporation: NATUROL HOLDINGS LTD.

Such parties may designate in writing from time to time such other place or places that such

notices and demands may be given.

19.8   Entire Agreement. This Agreement constitutes the entire agreement

between the parties hereto pertaining to the subject matter hereof, this Agreement supersedes all

prior and contemporaneous agreements and understandings of the parties, and there are no

warranties, representations or other agreements between the parties in connection with the

subject matter hereof except as set forth or referred to herein. No supplement, modification or

waiver or termination of this Agreement shall be binding unless executed in writing by the party

to be bound thereby. No waiver of any of the provisions of this Agreement shall constitute a

waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a

continuing waiver.

19.9   Attorneys' Fees. In the event that any party to this Agreement institutes

any action or proceeding, including, but not limited to, litigation or arbitration, to preserve, to

protect or to enforce any right or benefit created by or granted under this Agreement, the

prevailing party in each respective such action or proceeding shall be entitled, in addition to any

and all other relief granted by a court or other tribunal or body, as may be appropriate, to an

award in such action or proceeding of that sum of money which represents the attorneys' fees

reasonably incurred by the prevailing party therein in filing or otherwise instituting and in

EXHIBIT I F:\SSDATA\KNW\0PTNPLAN\44704. 1   C-24 prosecuting or otherwise pursuing or defending such action or proceeding, and, additionally, the attorneys' fees reasonably incurred by such prevailing party in negotiating any and all matters underlying such action or proceeding and in preparation for instituting or defending such action or proceeding.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first set forth above.

"CORPORATION"

NATUROL HOLDINGS LTD.
a Delaware corporation

By:_____
                    Secretary

"OPTIONEE"

_____

EXHIBIT I
F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-25

EXHIBIT II
[FORM OF]

NON-QUALIFIED STOCK OPTION AGREEMENT

THIS NON-QUALIFIED STOCK OPTION AGREEMENT ("Agreement") is entered into as of _____, by and between NATUROL HOLDINGS LTD., a Delaware corporation ("Corporation"), and _____ ("Optionee").

R E C I T A L S

A.   On _____, 2002, the Board of Directors of the Corporation adopted, subject to the approval of the Corporation's shareholders, the NATUROL HOLDINGS LTD. 2002 Stock Option Plan (the "Plan").

B.   Pursuant to the Plan, on _____, the Board of Directors of the Corporation acting as the Plan Committee ("Committee") authorized granting to Optionee options to purchase shares of the common stock, $.001 par value, of the Corporation ("Shares") for the term and subject to the terms and conditions hereinafter set forth.

A G R E E M E N T

It is hereby agreed as follows:

1.   CERTAIN DEFINITIONS.   Unless otherwise defined herein, or the context otherwise clearly requires, terms with initial capital letters used herein shall have the meanings assigned to such terms in the Plan.

2.   GRANT OF OPTIONS.   The Corporation hereby grants to Optionee, options ("Options") to purchase all or any part of _____ Shares, upon and subject to the terms and

EXHIBIT II F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-26

conditions of the Plan, which is incorporated in full herein by this reference, and upon the other terms and conditions set forth herein.

3.   OPTION PERIOD.   The Options shall be exercisable at any time during the period commencing on the following dates (subject to the provisions of Section 18) and expiring on the date five (5) years from the date of grant, unless earlier terminated pursuant to Section 7:

[Terms of vesting to be set forth here]

4.   METHOD OF EXERCISE.   The Options shall be exercisable by Optionee by giving written notice to the Corporation of the election to purchase and of the number of Shares Optionee elects to purchase, such notice to be accompanied by such other executed instruments or documents as may be required by the Committee pursuant to this Agreement, and unless otherwise directed by the Committee, Optionee shall at the time of such exercise tender the purchase price of the Shares he has elected to purchase. An Optionee may purchase less than the total number of Shares for which the Option is exercisable, provided that a partial exercise of an Option may not be for less than One Hundred (100) Shares. If Optionee shall not purchase all of the Shares which he is entitled to purchase under the Options, his right to purchase the remaining unpurchased Shares shall continue until expiration of the Options.   The Options shall be exercisable with respect of whole Shares only, and fractional Share interests shall be disregarded.

5.   AMOUNT OF PURCHASE PRICE. The purchase price per Share for each Share which Optionee is entitled to purchase under the Options shall be $____ per Share.

6.   PAYMENT OF PURCHASE PRICE. At the time of Optionee's notice of exercise of the Options, Optionee shall tender in cash or by certified or bank cashier's check payable to the Corporation, the purchase price for all Shares then being purchased. Provided, however, the

EXHIBIT II F:\SSDATA\KNW\OPTNPLAN\44704. 1   C-27

Board of Directors may, in its sole discretion, permit payment by the Corporation of the purchase price in whole or in part with Shares. If the Optionee is so permitted, and the Optionee elects to make payment with Shares, the Optionee shall deliver to the Corporation certificates representing the number of Shares in payment for new Shares, duly endorsed for transfer to the Corporation, together with any written representations relating to title, liens and encumbrances, securities laws, rules and regulatory compliance, or other matters, reasonably requested by the Board of Directors. The value of Shares so tendered shall be their Fair Market Value Per Share on the date of the Optionee's notice of exercise.

7. EFFECT OF TERMINATION OF RELATIONSHIP OR DEATH. If Optionee's relationship with the Corporation as a director terminates (whether voluntarily or involuntarily because he is not re-elected by the shareholders), or if optionee dies, all options which have previously vested shall expire six (6) months thereafter. All unvested options shall laps and automatically expire. During such six (6) month period (or such shorter period prior to the expiration of the Option by its own terms), such Options may be exercised by the Optionee, his executor or administrator or the person or persons to whom the Option is transferred by will or the applicable laws of descent and distribution, as the case may be, but only to the extent such Options were exercisable on the date Optionee ceased to have a relationship with the Corporation as a director or died.

8. NONTRANSFERABILITY OF OPTIONS. The Options shall not be transferable, either voluntarily or by operation of law, otherwise than by will or the laws of descent and distribution and shall be exercisable during the Optionee's lifetime only by Optionee.

9. ADDITIONAL RESTRICTIONS REGARDING DISPOSITIONS OF SHARES. The Shares acquired pursuant to the exercise of Options shall be subject to the restrictions set forth in Exhibit "A" attached hereto and incorporated herein as if fully set forth.

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F:\SSDATA\KNW\OPTNPLAN\44704.1   C-28

10.   ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. As used herein, the term "Adjustment Event" means an event pursuant to which the outstanding Shares of the Corporation are increased, decreased or changed into, or exchanged for a different number or kind of shares or securities, without receipt of consideration by the Corporation, through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split, stock dividend, stock consolidation or otherwise. Upon the occurrence of an Adjustment Event, (i) appropriate and proportionate adjustments shall be made to the number and kind and exercise price for the shares subject to the Options, and (ii) appropriate amendments to this Agreement shall be executed by the Corporation and Optionee if the Committee determines that such an amendment is necessary or desirable to reflect such adjustments. If determined by the Committee to be appropriate, in the event of an Adjustment Event which involves the substitution of securities of a corporation other than the Corporation, the Committee shall make arrangements for the assumptions by such other corporation of the Options. Notwithstanding the foregoing, any such adjustment to the Options shall be made without change in the total exercise price applicable to the unexercised portion of the Options, but with an appropriate adjustment to the number of shares, kind of shares and exercise price for each share subject to the Options. The determination by the Committee as to what adjustments, amendments or arrangements shall be made pursuant to this Section 10, and the extent thereof, shall be final and conclusive. No fractional Shares shall be issued on account of any such adjustment or arrangement.

11.   NO RIGHTS TO CONTINUED EMPLOYMENT OR RELATIONSHIP. Nothing contained in this Agreement shall obligate the Corporation to employ or have another relationship with Optionee for any period or interfere in any way with the right of the Corporation to reduce Optionee's compensation or to terminate the employment of or relationship with Optionee at any time.

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12. <u>TIME OF GRANTING OPTIONS</u>. The time the Options shall be deemed granted, sometimes referred to herein as the "date of grant," shall be _____.

13. <u>PRIVILEGES OF STOCK OWNERSHIP</u>. Optionee shall not be entitled to the privileges of stock ownership as to any Shares not actually issued and delivered to Optionee. No Shares shall be purchased upon the exercise of any Options unless and until, in the opinion of the Corporation's counsel, any then applicable requirements of any laws, or governmental or regulatory agencies having jurisdiction, and of any exchanges upon which the stock of the Corporation may be listed shall have been fully complied with.

14. <u>SECURITIES LAWS COMPLIANCE</u>. The Corporation will diligently endeavor to comply with all applicable securities laws before any stock is issued pursuant to the Options. Without limiting the generality of the foregoing, the Corporation may require from the Optionee such investment representation or such agreement, if any, as counsel for the Corporation may consider necessary in order to comply with the Securities Act of 1933 as then in effect, and may require that the Optionee agree that any sale of the Shares will be made only in such manner as is permitted by the Committee. The Committee may in its discretion cause the Shares underlying the Options to be registered under the Securities Act of 1933 as amended by filing a Form S-8 Registration Statement covering the Options and the Shares underlying the Options. Optionee shall take any action reasonably requested by the Corporation in connection with registration or qualification of the Shares under federal or state securities laws.

15. <u>INTENDED TREATMENT AS NON-QUALIFIED STOCK OPTIONS</u>. The Options granted herein are intended to be non-qualified stock options described in U.S. Treasury Regulation ("Treas. Reg.") §1.83-7 to which Sections 421 and 422A of the Internal Revenue Code of 1986, as amended from time to time ("Code") do not apply, and shall be construed to implement that intent. If all or any part of the Options shall not be described in Treas. Reg.

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§1.83-7 or be subject to Sections 421 and 422A of the Code, the Options shall nevertheless be valid and carried into effect.

16. <u>PLAN CONTROLS</u>. The Options shall be subject to and governed by the provisions of the Plan. All determinations and interpretations of the Plan made by the Committee shall be final and conclusive.

17. <u>SHARES SUBJECT TO LEGEND</u>. If deemed necessary by the Corporation's counsel, all certificates issued to represent Shares purchased upon exercise of the Options shall bear such appropriate legend conditions as counsel for the Corporation shall require.

18. <u>CONDITIONS TO OPTIONS</u>.

18.1 <u>Compliance with Applicable Laws</u>. THE CORPORATION'S OBLIGATION TO ISSUE SHARES OF ITS COMMON STOCK UPON EXERCISE OF THE OPTIONS IS EXPRESSLY CONDITIONED UPON THE COMPLETION BY THE CORPORATION OF ANY REGISTRATION OR OTHER QUALIFICATION OF SUCH SHARES UNDER ANY STATE AND/OR FEDERAL LAW OR RULINGS OR REGULATIONS OF ANY GOVERNMENTAL REGULATORY BODY, OR THE MAKING OF SUCH INVESTMENT REPRESENTATIONS OR OTHER REPRESENTATIONS AND UNDERTAKINGS BY THE OPTIONEE OR ANY PERSON ENTITLED TO EXERCISE THE OPTION IN ORDER TO COMPLY WITH THE REQUIREMENTS OF ANY EXEMPTION FROM ANY SUCH REGISTRATION OR OTHER QUALIFICATION OF SUCH SHARES WHICH THE COMMITTEE SHALL, IN ITS SOLE DISCRETION, DEEM NECESSARY OR ADVISABLE. SUCH REQUIRED REPRESENTATIONS AND UNDERTAKINGS MAY INCLUDE REPRESENTATIONS AND

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AGREEMENTS THAT THE OPTIONEE OR ANY PERSON ENTITLED TO EXERCISE THE OPTION (i) IS NOT PURCHASING SUCH SHARES FOR DISTRIBUTION AND (ii) AGREES TO HAVE PLACED UPON THE FACE AND REVERSE OF ANY CERTIFICATES A LEGEND SETTING FORTH ANY REPRESENTATIONS AND UNDERTAKINGS WHICH HAVE BEEN GIVEN TO THE COMMITTEE OR A REFERENCE THERETO.

18.2 SHAREHOLDER APPROVAL OF PLAN. IF THE OPTIONS GRANTED HEREBY ARE GRANTED PRIOR TO APPROVAL OF THE PLAN BY THE SHAREHOLDERS OF THE CORPORATION PURSUANT TO SECTION 8 OF THE PLAN, THE GRANT OF THE OPTIONS MADE HEREBY IS EXPRESSLY CONDITIONED UPON AND SUCH OPTIONS SHALL NOT BE EXERCISABLE UNTIL THE APPROVAL OF THE PLAN BY THE SHAREHOLDERS OF THE CORPORATION IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8 OF THE PLAN.

19. MISCELLANEOUS.

19.1 Binding Effect. This Agreement shall bind and inure to the benefit of the successors, assigns, transferees, agents, personal representatives, heirs and legatees of the respective parties.

19.2 Further Acts. Each party agrees to perform any further acts and execute and deliver any documents which may be necessary to carry out the provisions of this Agreement.

19.3 Amendment. This Agreement may be amended at any time by the written agreement of the Corporation and the Optionee.

19.4 Syntax. Throughout this Agreement, whenever the context so requires, the singular shall include the plural, and the masculine gender shall include the feminine and

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neuter genders. The headings and captions of the various Sections hereof are for convenience only and they shall not limit, expand or otherwise affect the construction or interpretation of this Agreement.

19.5   Choice of Law. The parties hereby agree that this Agreement has been executed and delivered in the State of Delaware and shall be construed, enforced and governed by the laws thereof. This Agreement is in all respects intended by each party hereto to be deemed and construed to have been jointly prepared by the parties and the parties hereby expressly agree that any uncertainty or ambiguity existing herein shall not be interpreted against either of them.

19.6   Severability. In the event that any provision of this Agreement shall be held invalid or unenforceable, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Agreement.

19.7   Notices. All notices and demands between the parties hereto shall be in writing and shall be served either by registered or certified mail, and such notices or demands shall be deemed given and made forty-eight (48) hours after the deposit thereof in the United States mail, postage prepaid, addressed to the party to whom such notice or demand is to be given or made, and the issuance of the registered receipt therefor. If served by telegraph, such notice or demand shall be deemed given and made at the time the telegraph agency shall confirm to the sender, delivery thereof to the addressee. All notices and demands to Optionee or the Corporation may be given to them at the following addresses:

If to Optionee:

If to Corporation: NATUROL HOLDINGS LTD.

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Such parties may designate in writing from time to time such other place or places that such notices and demands may be given.

19.8   Entire Agreement.   This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, this Agreement supersedes all prior and contemporaneous agreements and understandings of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth or referred to herein. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

19.9   Attorneys' Fees. In the event that any party to this Agreement institutes any action or proceeding, including, but not limited to, litigation or arbitration, to preserve, to protect or to enforce any right or benefit created by or granted under this Agreement, the prevailing party in each respective such action or proceeding shall be entitled, in addition to any and all other relief granted by a court or other tribunal or body, as may be appropriate, to an award in such action or proceeding of that sum of money which represents the attorneys' fees reasonably incurred by the prevailing party therein in filing or otherwise instituting and in prosecuting or otherwise pursuing or defending such action or proceeding, and, additionally, the attorneys' fees reasonably incurred by such prevailing party in negotiating any and all matters underlying such action or proceeding and in preparation for instituting or defending such action or proceeding.

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IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first set forth above.

"CORPORATION"

NATUROL HOLDINGS LTD.
a Delaware corporation

By:_____

   Secretary

"OPTIONEE"

_____

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